ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Edward M. Kelly/ Amanda Ravitz – Legal
Dale Welcome/ Anne M. McConnell – Accounting

Re:	SC Health Corporation
Draft Registration Statement on Form S-1
Submitted April 1, 2019
CIK No. 0001764301

Ladies and Gentlemen:

On behalf of SC Health Corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on April 1, 2019 (the “Draft Registration Statement”). Amendment No. 1 reflects revisions to the Draft Registration Statement made in response to the comment letter to David Sin of the Company dated May 1, 2019 from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 1, which have been marked to indicate the changes from the Draft Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated May 1, 2019 are reproduced below in italics and the corresponding responses are shown below the comments.

Securities and Exchange Commission	-2-	June 7, 2019

All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

Draft Registration Statement on Form S-1 submitted April 1, 2019
Summary, page 1

1.          Your summary focuses heavily on the business of your sponsor SINCap. If you choose to maintain this emphasis, please ensure that the discussion is balanced. For example, when you describe SINCap as a “multi-asset professional investment firm,” also clarify that SINCap’s investment experience is generally limited to a single portfolio company, Fullerton Healthcare. Consider discussion total assets under investment. When you highlight SINCap management’s experience, please clarify the extent of the collective experience with Goldman Sachs, J.P. Morgan and Credit Suisse, and explain what you mean by “similar institutions.” In this connection, we are unable to locate any references to J.P. Morgan in the experience of any member of your management.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 54 and 78 of Amendment No. 1.

Note 7 – Subsequent Events, page F-15

2.          Please disclose the specific date the financial statements were available to be issued in accordance with ASC 855-10-50-1.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page F-16 to disclose the specific date the financial statements were available to be issued in accordance with ASC 855-10-50-1.

General

3.          Revise the registration statement cover page to include the name, address, and telephone number of the agent for service.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the registration statement cover page to include the name, address, and telephone number of the agent for service.

Securities and Exchange Commission	-3-	June 7, 2019

4.          Refer to the prospectus cover page. The meaning of the fifth paragraph’s last sentence is unclear. Please revise.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the fifth paragraph’s last sentence on the prospectus cover page.

*          *          *

Securities and Exchange Commission	-4-	June 7, 2019

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515 or Christopher J. Capuzzi of our offices at (212) 596-9575.

Very truly yours,

/s/ Paul D. Tropp
Paul D. Tropp

cc:	AJ Coloma (SC Health Corporation) Christopher J. Capuzzi (Ropes & Gray LLP)